Ed Lukins

+44 (0) 20 7556 4261

elukins@cooley.com

February 8, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Rolf Sundwall Mark Brunhofer Christine Westbrook Suzanne Hayes

Re:	Tiziana Life Sciences plc Draft Registration Statement on Form 20-F Submitted December 22, 2017 CIK No. 0001723069

Ladies and Gentlemen:

On behalf of Tiziana Life Sciences plc (the “Company”), we are submitting this letter and the following information in response to a letter, dated January 19, 2018, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s confidential draft registration statement on Form 20-F submitted on December 22, 2017 (the “Confidential Draft Registration Statement”). We are also electronically transmitting for confidential submission an amended version of the Confidential Draft Registration Statement (the “Registration Statement”) and sending the Staff a hard copy of this letter, the Registration Statement and a version of the Registration Statement that is marked to show changes to the Confidential Draft Registration Statement.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

General

1.	Please clarify the meaning of any scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure. For example,

U.S. Securities and Exchange Commission
February 8, 2018

please briefly explain what you mean by “fully human monoclonal anti-CD3 mAB,” “cyclin- dependent kinases,” “microRNAs,” and “anti-IL6R mAB.” Please also explain briefly the significance of Foralumab being a “fully human” monoclonal antibody, as shown in the graphic on page 52, the “Mayo Risk Score” referenced on page 54 and the “Fc portion of Foralumab” referenced on page 55.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure in the Registration Statement to clarify the meaning of scientific or technical terms in order to ensure that lay readers will understand the disclosure.

2.	Please revise your disclosure that states you acquired Milciclib from Nerviano Medical Sciences S.r.l. to clarify that you have in-licensed the intellectual property relating to the development of this product candidate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure in the Registration Statement to clarify that the Company has in-licensed the intellectual property relating to the development of Milciclib.

3.	The descriptions of our product candidates and the related clinical trials include numerous statements indicating that the candidates are safe and effective. Please remove all statements throughout your registration statement that present your conclusions regarding the safety or efficacy of your drug candidates as these determinations are within the authority of the U.S. Food and Drug Administration and comparable regulatory bodies. With respect to safety, we will not object to statements that your drug candidates were well-tolerated or that no serious adverse events were reported. With respect to statements that your clinical trials demonstrated efficacy, you may present a balanced summary of the data from the clinical trials but not your conclusions that the data demonstrates efficacy. Additionally, revise the descriptions of your clinical trials to describe the endpoints in terms of the objective data points you used to draw your conclusions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure in the Registration Statement to remove all statements from the Confidential Draft Registration Statement that present our conclusions regarding the safety or efficacy of our drug candidates. The Company has additionally revised the descriptions of its clinical trials in the Registration Statement to describe the endpoints in terms of the objective data points that the Company used to draw its conclusions.

Foralumab (TZLS-401 formerly known as NI-0401), page 51

4.	Please revise your filing to disclose Professor Howard Weiner's and Prof. Kevan Herold's membership on your Scientific Advisory Board and any other material relationships they have with you.

U.S. Securities and Exchange Commission
February 8, 2018

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure in the Registration Statement to disclose Professor Howard Weiner’s and Professor Kevan Herold’s membership on the Company’s Scientific Advisory Board. To the Company’s knowledge, their respective memberships on the Company’s Scientific Advisory Board are their only material relationships with the Company.

Our Product Candidates, page 51

5.	Please ensure that all graphs and charts are legible, including the chart on page 65 summarizing your intellectual property portfolio. Additionally, please provide us proofs of all graphics, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure in the Registration Statement to make all graphs and charts legible, including but not limited to the above-referenced chart summarizing the Company’s intellectual property portfolio. Additionally, the Company respectfully acknowledges the Staff’s comment and advises that it will provide the Staff with proofs of all graphics, visual or photographic information that the Company will provide in a prospectus prior to the Company’s use of such materials.

6.	Please remove Crohn’s disease from the pipeline development chart since you have determined not to pursue this indication. Additionally, it appears from your disclosure that you are not presently in the position to commence Phase 3 clinical development of Micliclib for the treatment of thymic carcinoma/thymoma. Please revise the arrow for this indication so that it illustrates the current stage of development.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure in the Registration Statement to remove Crohn’s disease from the pipeline development chart. The Company has footnoted that further development for Micliclib for the treatment of thymic carcinoma/thymoma is subject to regulatory consultation.

Milciclib (TZLS-201) , page 56

7.	Please expand your disclosure on page 57 to explain what you mean that “a block in G1 phase of the cell cycle was observed” and the significance of Milciclib being able to

U.S. Securities and Exchange Commission
February 8, 2018

“modulate the phosphorylation of the Retinoblastoma protein….as well as to reduce phosphorylation status of proteins of the TRKa signaling pathway in cells expressing the tyrosine kinase receptor.” Explain how “significant” anti-tumor activity and “consistent tumor growth inhibition” were measured. Additionally, explain the meaning of the statement in the chart on page 60 that references “encouraging clinical benefit in ~36% patients” and tell us why you report the number of patients on page 61 as approximate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure in the Registration Statement to explain the meaning of the phrase “a block in G1 phase of the cell cycle was observed” and the significance of the phrase “modulate the phosphorylation of the Retinoblastoma protein as well as to reduce phosphorylation status of proteins of the TRKa signaling pathway in cells expressing the tyrosine kinase receptor”; In addition, the Company has revised the disclosure in the Registration Statement to explain how “significant” anti-tumor activity and “consistent tumor growth inhibition” were measured. Furthermore, the Company has revised the language in the Registration Statement in the above-referenced chart that appeared on page 60 of the Confidential Draft Registration Statement to address the Staff’s comment and the Company has removed all references to approximated numbers of patients for certain trials where such references were made.

Phase I Development, page 58

8.	Please revise your table to describe the clinical trial observations that you describe as "disease stabilization," "partial response," and patient benefit. Additionally, explain the meaning of Cmax, daily AUC, CR and PR.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure in the Registration Statement to update the table with descriptions of the above-noted clinical trial observations and to explain the meanings of Cmax dialy AUC, CR and PR.

Phase II Data in Thymoma and Thymic Carcinoma , page 62

9.	Please provide support for your estimated PFS survival rate at three months of about 17% and explain the meaning of “clinically interesting” in this context.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure in the Registration Statement to provide support for the Company’s estimated PFS survival rate and to explain the meaning of “clinically interesting.”

U.S. Securities and Exchange Commission
February 8, 2018

Anti-IL6R Fully Human mAb TZLS-501 (formerly known as NI-1201), page 63

10.	Please explain how TZLS-501 demonstrated a decreased potential for adverse events and the potential for overcoming the limitations of other IL-6 pathway drugs. Additionally, describe the limitations of other IL-6 pathway drugs.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the above-referenced disclosure in the Registration Statement to explain the Company’s observations regarding TZLS-501 and potential for TZLS-501 to overcoming certain limitations of other IL-6 pathway drugs. The Company has also added to the Registration Statement a description of a limitation of other IL-6 pathway drugs.

Intellectual Property , page 64

11.	Please revise the table on page 65 to identify the licenses related to your rights to each patent family.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the above-referenced table in the Registration Statement to identify the licenses related to the Company’s rights to each patent family.

Collaborations and License Agreements, page 66

12.	Please provide your analysis of the Nerviano Option to repurchase shares. Include in this analysis a description of the terms, your determination of accounting treatment for the option, and the specific accounting guidance on which you relied. In addition, specifically tell us why you paid Nerviano £2.1 million for the subscription of 4.2 million of your ordinary shares issued to Nerviano as indicated in the third full paragraph on page 67 and how this is consistent with your disclosure in Note 16 on page F-18 regarding the issuance of these shares.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the above-referenced disclosure in the Registration Statement to provide an analysis of share acquisition by Nerviano. The Company has also provided an explanation as to why Nerviano was partially paid in shares for the licensed rights and this is carried into the disclosure given in Note 16 (Share Capital) in the financial statements.

Item 5: Operating and Financial Review and Prospects

H. Critical Accounting Policies and Significant Judgments and
Estimates Income Taxes, page 90

U.S. Securities and Exchange Commission
February 8, 2018

13.	Please tell us how your disclosed use of a valuation allowance against deferred tax assets and your two-step process to determine tax benefits to recognize for uncertain income tax positions complies with your stated policy in Note 2 on page F-8 and the guidance in IAS 12.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has inadvertently used inaccurate terminology on page 90 of the draft Registration Statement in its description of how the company has accounted for deferred tax, as it described the judgements that it has made using US GAAP rather than IFRS terms.  The accounting policy described in Note 2 on page F-8 is an accurate description of the accounting methodology that has been applied by the company.  In response to your comment the Company has amended the Taxation description within the Registration Statement to align it with the accounting policy.

Item 9: The Offer and Listing

A. Offering and Listing Details, page 102

14.	You indicate that the reported closing prices of your ordinary shares on the AIM is in pounds Sterling; however, the amounts presented in the table appear to be the amounts as reported on the exchange in pence. Please revise your disclosure to either move the decimal point in your table to appropriately reflect your closing prices in pounds Sterling or indicate that the presented amounts are in pence. In addition, please expand your disclosure to include the annual high and low market prices of your ordinary shares for fiscal years ended December 31, 2015 and 2014, and update your disclosure to provide the closing prices for the most recent six months. Refer to Item 9.A.4 of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure in the Registration Statement to amend the presentation of the data by moving the decimal place in all cases. The Company has also expanded the disclosure in the Registration Statement to include the annual high and low market prices of the ordinary shares for fiscal years ended December 31, 2015 and 2014, and to provide the closing prices for the most recent six months.

Consolidated Statements of Operations and Comprehensive Loss, page F-4

15.	Please address the following regarding your presentation of other comprehensive loss and comprehensive loss (referencing, where appropriate, the specific accounting guidance on which you relied):

U.S. Securities and Exchange Commission
February 8, 2018

•

Tell how your presentation complies with the guidance in paragraph 81A of IAS 1 to present total other comprehensive income in a single statement of profit or loss and other comprehensive income or two separate statements. In this regard, we note that:

	o	you translation income/loss in your consolidated statements of shareholders' equity that is in addition to that presented in this statement; and
	o	therefore, total comprehensive loss presented in this statement differs from that presented in your equity statement.
•

Tell us how your consolidated statements of cash flows complies with the guidance in paragraph 18 of IAS 7. In this regard, although you indicate that those statements begin with net loss, the amounts presented appear to include the other comprehensive loss that is reported in your consolidated statements of operations and comprehensive loss.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the Consolidated Statements of Operations and Comprehensive Loss and the Statement of Cash Flows in the Registration Statement have been amended to include movements on the translation reserve in other comprehensive and to ensure the cash flow statement starts with the loss attributable to the shareholders.

Notes to Consolidated Financial Statements 2. ACCOUNTING POLICIES

Basis of preparation, page F-7

16.	Please revise your footnote disclosure to specifically indicate that your financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board consistent with your disclosure on page 4 and in your auditors' report. See Item 17(c) of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the Company has made the correction in the Registration Statement to the basis of preparation noted above.

Investments, page F-10

17.	As your investments in subsidiary undertakings appear to be eliminated in consolidation, please tell us how your policy indicating that they are presented as non-current assets at cost less provision for any impairment is appropriate. Tell us the specific accounting guidance upon which you relied.

Response: The Company respectfully acknowledges the Staff’s comment and advises the

U.S. Securities and Exchange Commission
February 8, 2018

Staff that this policy was unintentionally carried forward from the Company’s AIM accounts where the individual parent entity accounts are presented alongside the consolidated accounts. As the policy is not relevant to the group accounts in isolation, the Company has removed it.

Share based payments, page F-11

18.	Please tell us why it is appropriate to accelerate the vesting of share options that are cancelled. In this regard, tell us why vested share options on the cancellation date were not already recorded under paragraphs 15 and 20 of IFRS 2 and why compensation associated with unvested share options on the cancellation date is not reversed under paragraphs 19 and 20 of IFRS 2.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that cancellations of share based payments in the vesting period are treated as an accelerated charge in accordance with paragraph 27 of IFRS2. No similar adjustments would be made in respect of options which had vested as the full grant-date fair value would have already been recognized. The Company respectfully advises the Staff that Paragraphs 19 and 20 of IFRS2, to which the Staff’s comment refer, address the treatment of vesting conditions, not cancellations.

16. SHARE CAPITAL, page F-18

19.	Please provide an analysis of the June 30, 2016 capital reduction exercise, including a description of the transaction, the amounts recorded as well as the financial statement line items impacted, and the accounting guidance on which you relied. In addition, tell us how you considered reporting the £41.3 million increase to retained earnings in a separate line item outside of retained earnings, given that this amount does not represent an accumulation of historical earnings.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that as explained in Note 21 to the Company’s consolidated financial statements in the Confidential Draft Registration Statement, on September 14, 2016, the UK High Court granted the Company permission to cancel its share premium account ($25m) and its capital redemption reserve ($9.5m). At the same time as part of this capital reduction program, the Company cancelled its merger reserve ($8.7m). The net credit resulting of $41.3m is distributable and has been taken to retained earnings in accordance with normal accounting practice in the UK, the country where the Company is registered. Paragraph 79(b) of IAS 1 requires the disclosure of the nature and purpose of each reserve within equity. The Company has complied with this through disclosure in Note 21 on page F-24: “Retained earnings represent the cumulative profits / (losses) of the entity which have not been distributed to shareholders. This reserve has been credited as part of the capital reduction exercise described below.” However, in response to the Staff’s comments, the Company has repeated this disclosure as a note on the face of the Consolidated Statements of Shareholders’ Equity to increase its prominence.

U.S. Securities and Exchange Commission
February 8, 2018

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[Signature Page Follows]

U.S. Securities and Exchange Commission
February 8, 2018

Please contact me at +44 (0) 20 7556 4261 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Yours sincerely,

___________________________

Ed Lukins

cc: Tiziano Lazzaretti, Tiziana Life Sciences plc

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